
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 3, 2007

<u>via U.S. Mail</u>
Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy Corporation
947 Linwood Avenue
Ridgewood, N.J. 07450

> **Re:** **Ridgewood Energy K Fund, LLC**
> **Ridgewood Energy L Fund, LLC**
> **Ridgewood Energy O Fund, LLC**
> **Ridgewood Energy P Fund, LLC**
> **Ridgewood Energy Q Fund, LLC**
> **Registration Statements on Forms 10**
> **Filed April 2, 2007**
> **File Nos. 0-51266, 0-51267, 0-51924, 0-51926, 0-51927 respectively**
> **Ridgewood Energy M Fund, LLC**
> **Registration Statement on Form 10**
> **Filed April 12, 2007**
> **Response letter dated June 8, 2007**
> **File No. 0-51268**

Dear Mr. Gulino:

We have reviewed your response letter and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Ridgewood Energy L Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1.   We have considered your response to comment three from our letter dated April 27, 2007 to file a corrected 906 certification under cover of Form 8-K, and are not in a position to agree with your conclusion. As previously requested, please file a revised certification in an amended document.

Ridgewood Energy M Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 9 Information About Oil and Natural Gas Producing Activities

Table III Reserve Quantity Information (Unaudited), page F-13

2.   In response to comment four from our letter dated April 27, 2007 you explain that you inadvertently omitted the disclosure of proved developed reserves, and propose to revise future filings to include such disclosures. We note from your draft disclosures provided, that on a Mcfe basis, approximately 74% of your total proved reserves as of December 31, 2006 were undeveloped. Please revise your disclosure to include such information, and file an amended document.

Ridgewood Energy K,L,M,O,P & Q Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

General

3.   In your response to several comments from our letter dated April 27, 2007 you propose to revise disclosures in future filings to address the related comments. If you determine amended documents are necessary to be filed, please ensure you include revised disclosures that address the Staff's previous comments.

Ridgewood Energy O Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Estimates, page 23

Proved Reserves, page 23

4.   In your response to comment 11 from our letter dated April 27, 2007 you explain that your proved reserve estimates as of December 31, 2006 were made by your internal engineers as the discovery occurred after the completion of your independent engineers study. In order to remedy the inconsistency within the document, and to provide investors with a clear understanding of the situation as of December 31, 2006, please revise your disclosure to clearly explain why your proved reserve estimates as of December 31, 2006 were made by your internal engineers.

Ridgewood Energy Q Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Financial Statements, page F-7

Note 10 Information About Oil and Natural Gas Producing Activities, page F-12

Table III Reserve Quantity Information (Unaudited), page F-13

5.   In response to comment 13 from our letter dated April 27, 2007 you explain that as of December 31, 2006 your reserve population was entirely proved developed; however, you identified all reserves as proved undeveloped. Please revise your disclosure to correctly identify reserves.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 with any questions on the accounting comments. You may contact the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
cc: Frank Lawatsch, Jr.
        (212) 916-2940